                                             Filed by iVillage Inc.

                                             Pursuant to Rule 425 under the
                                             Securities Act of 1933 and deemed
                                             to be filed pursuant to Rule 14a-12
                                             of the Securities Exchange Act of
                                             1934.

                                             Subject: Women.com Networks, Inc.
                                             Commission File No.: 333-56150



THE FOLLOWING IS AN INTERVIEW WITH DOUG MCCORMICK PUBLISHED ON
SILICONALLEYDAILY.COM ON MARCH 29, 2001:

Interview

iVillage's Doug McCormick on the Women.com Merger, the Internet Ad Market, and Candice


Recently, Silicon Alley Reporter editor Jason McCabe Calacanis sat down with iVillage CEO Doug McCormick to take stock of the vastly changed environment now confronting his company. After its merger with former archrival Women.com, announced on Feb. 6, iVillage will be the undisputed leader in the women-focused Internet market. Yet the site still has to deal with the vicissitudes of a harsh climate: a faltering stock price, persistent losses, and a dismal online advertising market. In the first part of the interview, McCormick talks about his company's new merger, where he sees the Internet ad market heading, and how he finds working with iVillage founder Candice Carpenter.


SAR: Let's talk about the merger. How did it come about?

DM: Believe it or not, when I was working as Lifetime's CEO, I had at one time looked at both Women.com and iVillage as acquisitions for Lifetime. That's how far back it goes. Having worked at Lifetime for some 17 or 18 years, and having a long relationship with the folks from the Hearst Corporation, it was clearly not a big stretch to think that there would be some discussions going on. The idea of putting these things together was something that you didn't have to think too hard about. So the question was trying to do it on the right terms.




                           [PICTURE OF DOUG MCCORMICK]
                       (CAPTION: "Give content a chance")



SAR: What is the new company going to look like?

DM: We'll be headquartered in New York for two reasons. First of all, that's where iVillage is currently headquartered, and secondly, half of the Women.com organization was located here in New York. As far as how we operate the brand, right now we have a team on the ground in San Mateo going through a kind of fact-finding tour, back and forth, to find out best practices from both the organizations. We'll preferably run a parallel Women.com brand for some period of time, as an iVillage company, because a lot of people used to come to Women.com. It's much like an HBO/Cinemax situation. You have two opportunities to have a presence out there. And there's no economic reason, provided you get the infrastructure right on the bottom, for not having a bunch of different planes. But to advertisers, it's about one-stop shopping for them.

SAR: What's the state of the Internet advertising market?

DM: I sometimes have strong views on the advertising marketplace, coming out of the cable business. The early days of cable were inundated with infomercials and with direct-response advertising. Basically, the cable industry itself began when Ted Turner had Channel 17 down in Atlanta, and they put it on a satellite and realized they were getting all these inquiries from places like Seattle, and Alaska, and California. They figured out "Huh, these people are looking at us from all over the nation, maybe there's a business here." It was direct response that actually drove the entire advertising business for cable. So as these new networks proliferated, and national advertisers said that they were too small for national advertising, no one could figure out what to do with them. It happens in any market until you can get equilibrium, and you can prove that you are deserving of national advertising. And so if you take a look at the dot-com-to-dot-com business, basically we had a lot of companies--iVillage to some extent, but other companies to an even greater extent--that basically put their inventory out for consignment. And it differed from any other business that I've ever seen. I know of no other business that pays you if, and only if, the guy doing business with you makes a profit. It's nuts. It's absolutely nuts because frankly--and this is a real beef I have with this--the whole idea is that we work hard to establish a brand, to put together great editorial, to do all those things, and now the only way we're going to get paid is to make sure that the work we've done to attract this audience is moved away to someone else.

            ---------------------------------------------
            McCormick's iVillage
            Founded: 1995
            Chairperson: Candice Carpenter
            Co-Chairperson, Editor in Chief: Nancy Evans
            CEO: Doug McCormick
            Employees: 414
            IPO: March 19, 1999; IVillage's stock opened
            at $95.88, with the company raising $87.6
            million.
            2000 Revenue : $76.4 million
            2000 Net Loss: $191.4 million
            Current Trading Price: 64 cents
            Market Capitalization: $18.6 million
            ---------------------------------------------


SAR: So what's in store for iVillage in terms of advertising?

DM: I think the banner is overly maligned. If banners don't work, then there should be no billboards out there. Clearly advertising is about awareness. It's about a pre-conceived notion of that product before you go in to buy the product. That's why people advertise. And they can use banners; they can use billboards. They might not work in terms of delivering clicks, but I'm not sure that's true either, because in the early days of the Internet, they had ridiculously high click rates. It was a novice thing to do. It was "Wow, let me see what this is, let me see what that is"--like playing with a new toy. You know, you ride your bicycle when you're 6 years old, eight hours a day on the first day, and yet a year from then you might ride 15 minutes. Does that mean the bicycle is any less effective as a toy for a kid? I think not. In fact, I think that what happened was people found out that when they clicked on a banner, they were hijacked to another site. It would be like every time someone saw an ad in your magazine, they ripped it out, stopped, called up, made an inquiry, decided whether they were going to buy, as opposed to "Oh, I'll get to that later."

SAR: Why have so many traditional brands not rushed into Internet advertising?

DM: It's not gone slowly. It's in its third real year as a business for national advertisers. I think there's a hazing that goes on with any new medium. The whole selling process is nothing more than a substitution argument. It says, "If you substitute what you're doing now for what you're doing now and a little bit of me or a lot of me, things will get better." And I think that's what happened in this business. But there wasn't enough time spent on the research that could move the decision-making process. People mined the Internet because it was the cool thing to do. Now, we're back to where good business needs to be, which is doing the research, making the case that some of the media needs to be spent on the Internet, and there are some very compelling reasons to do so.

SAR: When you made the decision to come to iVillage, iVillage was not worth a billion dollars and the market was correcting. Why would you take such a big risk?

DM: Well, I had run out my stay at Lifetime. I'd been on the board of iVillage. And right after I left Lifetime, they asked me on. What happened was, I saw the values of these companies starting to get near what could be considered more rational. You don't want to join a company when the stock's at $100. So from a pragmatic standpoint, it was the right time. But I guess the real reason is I believe in the Internet, and it just stands to reason that this is going to be the next place that advertisers use to communicate with the masses. One argument here that I think is irrefutable is the fact that the No. 1 place for advertisers right now is television. When I began in this business, I sold a lot of 37 and 40 ratings. Now you need a live execution to get that kind of rating. The top-10 ratings keep going down, so they're of less value to the advertiser from day one. The programming that they put out is worse every year. So the television business is getting glummer and glummer, both from the standpoint of the product that it delivers and the audience it delivers. Now, remember that cable hurt broadcast, and so now we have digital cable coming in, which will hurt cable and broadcast. And when digital cable comes in, it brings with it high-speed ISP connections. We know when people come to iVillage on DSL or cable they spend three times as much time online as they do if it's 56K or below. We know that as this evolution happens, and people have a more fragmented television audience and a more highly connected Internet audience, the odds are with the Internet.

                           [PICTURE OF DOUG MCCORMICK]
                 (CAPTION: "McCormick expects iVillage to reach cash-flow profitability in the third quarter")



SAR: What's the mantra at iVillage? What's the outlook?

DM: The mantra is "EBITDA-positive by third quarter, or bust." There's no reason for us to get off that tune. It's a very tough quarter for all advertisers right now. But you know, if we believe that in the third quarter things will start to get better, there's no reason why we shouldn't be EBITDA-positive by the third quarter. So, we work hard with our advertisers, we made a big investment in research, and a huge investment in sales.

SAR: Let's talk a little bit about Candice Carpenter. What is she really like as a person? Who's the Candice you know?

DM: I think the Candice I know is the Candice that began the most powerful women's site, that had the guts and tenacity to make things happen when everyone else was saying it's moving in the wrong direction. I don't know Candice personally; we've known each other for a couple of years. I know her professionally, and I know that on the professional side that she should get a lot of credit for being the pioneer that she is.



FORWARD-LOOKING STATEMENTS
This document includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 concerning iVillage's business, operations and financial condition. The words or phrases "can be", "expects", "may affect", "may depend", "believes", "estimate", "project" and similar words and phrases are intended to identify such forward-looking statements. Such forward-looking statements are subject to various known and unknown risks and uncertainties and iVillage cautions you that any forward-looking information provided by or on behalf of iVillage is not a guarantee of future performance. Actual results could differ materially from those anticipated in such forward-looking statements due to a number of factors, some of which are beyond iVillage's control, in addition to those discussed in iVillage's press releases, public filings and statements by iVillage's management, including (i) the volatile and competitive nature of the Internet industry, (ii) changes in domestic and foreign economic and market conditions,
(iii) the effect of federal, state and foreign regulation on iVillage's business, (iv) the impact of recent and future acquisitions and joint ventures on iVillage's business and financial condition, (v) iVillage's ability to establish and maintain relationships with advertisers, sponsors, and other third party providers and partners, and (vi) iVillage's ability to successfully consummate, integrate and manage its proposed acquisition of Women.com Networks, Inc. All such forward-looking statements are current only as of the date on which such statements were made. iVillage does not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.

IMPORTANT INFORMATION
In connection with their proposed merger, iVillage Inc. and Women.com Networks, Inc. have filed a Registration Statement with the Securities and Exchange Commission, and a Joint Proxy Statement/Prospectus is included in that Registration Statement. Other materials relating to the merger also will be filed with the Securities and Exchange Commission. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Materials filed with the SEC are available electronically, without charge, at an Internet site maintained by the SEC. The address of that site is http://www.sec.gov. In addition, the Joint Proxy Statement/Prospectus will be mailed to stockholders of iVillage and Women.com Networks, Inc. and may be obtained without charge upon request to iVillage, attention Carl Fischer, Vice President, Corporate Communications, 212.600.6502.